SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                        (Amendment No.   1  )*

                          Joslyn Corporation

                           (Name of Issuer)

                Common Stock, Par Value $1.25 Per Share
                     Common Stock Purchase Rights

                    (Title of Class of Securities)


                               481070100
                            (CUSIP Number)

  Patrick W. Allender
  Danaher Corporation                 Steven Ostner
  1250 24th Street, N.W.              Debevoise & Plimpton
  Suite 800                           875 Third Avenue
  Washington, D.C. 20037              New York, NY 10022
  (202) 828-0850                      (212) 909-6000

  (Name, Address    and Telephone Number of Person
  Authorized to  Receive Notices and Communications)


                            July 7, 1995
        (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on
  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

  Check the following box if a fee is being paid with the
  statement    .  (A fee is not required only if the reporting
  person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclo-

  sures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Sec-

  tion 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



     CUSIP No. 481070100

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Danaher Corporation

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) ___
           (b) ___

  3. SEC USE ONLY


  4. SOURCE OF FUNDS               WC

  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  ___

  6. CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

    NUMBER OF  7.   SOLE VOTING POWER             613,550
     SHARES
  BENEFICIALLY      8.   SHARED VOTING POWER           None
  OWNED BY EACH
    REPORTING  9.   SOLE DISPOSITIVE POWER        613,550
     PERSON
      WITH          10.  SHARED DISPOSITIVE POWER      None

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
               613,550

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES
                                                                  ___

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.6%

  14.     TYPE OF REPORTING PERSON
          CO


                                                  Page 4 of 6



          This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $1.25 per share, of Joslyn corporation, an Illinois corporation (the "Issuer"), previously filed by Danaher Corporation, a Delaware corporation ("Danaher"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the
  Schedule 13D.

          1. Item 3 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

          Item 3.   Source and Amount of Consideration.

          The shares of Common Stock owned by Danaher were purchased by Danaher on the open market over the period from May 29, 1994 through October 6, 1994 for an aggregate cash consideration of $15,122,191 (including brokerage commissions), using Danaher's general corporate funds.

          2. Item 4 of the Schedule 13D is hereby amended to add the following information:

          Item 4.   Purpose of Transaction.

          Danaher has determined to propose a business combination with the Issuer in a transaction in which shareholders of the Issuer would receive $32 per share.
  Danaher has presented this proposal to the Board of Directors of the Issuer in a letter dated July 7, 1995, a copy of which is attached hereto as Exhibit 1.

          3. Item 5 of the Schedule 13D is hereby amended to add the following information:

          Item 5.   Interest in Securities of the Issuer.

          As of the close of business on July 7, 1995, Danaher beneficially owned 613,550 shares of Common Stock. Such securities in the aggregate constituted approximately 8.6% of the outstanding shares of Common Stock (based on the number of shares outstanding as set forth in the Issuer's Form 10-Q for the fiscal quarter ended March 31, 1995). Danaher has the sole power to vote, or to direct the vote, and to dipose or direct the disposition of the shares of Common Stock owned by it.


                                                  Page 5 of 6



          Danaher has effected no transactions in shares of Common Stock during the past 60 days. Except as described above, neither Danaher nor, to the best knowledge of Danaher, any executive officer, director or controlling person of Danaher owns beneficially any shares of Common Stock or has engaged in any transactions in shares of Common Stock during the past 60 days.

          4. Item 7 of the Schedule 13D is hereby amended to add the following information:

          Item 7.   Materials to be Filed as Exhibits.

          1. Letter, dated July 7, 1995, from Danaher to the Board of Directors of the Issuer.
































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                               SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Date:  July 10, 1995


                                 DANAHER CORPORATION



                                 By:/s/Patrick W. Allender
                                 Name: Patrick W. Allender
                                 Title:Senior Vice President